ANYWHERE DX

At-home diagnostics for time-sensitive infections: starting with strep


Anywhere Dx

anywhere.health Boston, MA

Highlights

1. Lab-quality accuracy at home ~98% sensitivity / 97% specificity (prototype)
2. From symptom → treatment in under an hour Test, telehealth, and prescription in one flow
3. Built for mass adoption Target price under $25, no clinic required
4. Backed by NSF + NIH Non-dilutive funding validating the technology
5. Not a single test—a platform Expansion roadmap includes UTIs, STIs, Flu/RSV, and more
6. Massive market opportunity Targeting a $64B diagnostics category
7. World-class team Led by Dr. Michael Mina (Harvard/Broad, test-to-treat leader)
8. Early entry before scale inflection Invest ahead of commercialization and Seed round

Featured Investors



Samanda Morales
Syndicate Lead

Follow

Invested $20,000

Over 24+ years in finance, including roles at State Street, BNY, WellFin360 founder and as a mother myself, AnywhereDX is personal.

"With a career in finance and experience as an angel investor, I've evaluated many opportunities and AnywhereDX stands out.

As a mother myself, I know the uncertainty of watching your child struggle through a sore throat at 2am, not knowing if it's strep and wondering whether to wait it out or make a trip to urgent care. Co-founder Nathalya felt exactly that. A mother of four who lived this problem firsthand and decided to build the solution. With 20+ years scaling businesses, she has the co..."

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Diana Guthe Follow Invested $10,000

Diana Berrent Güthe is the Founder of SurvivorCorps, the world's largest Covid Advocacy movement and, more recently, the Founder and CEO of Pandemic Prep Consulting LLC. She is a native New Yorker and trusted disrupter in the world of health and science.

"It's time to bring precision medicine to the medicine cabinet. At-home testing means fewer missed wages, fewer delays, and faster treatment while catching simple infections early before they turn into life threatening diseases. That's progress EVERY parent can believe in."



Karlin Bacher Follow Invested $1,000

Karlin Bacher serves as the Senior Director of Population Health for a Federally Qualified Community Health Center in Buffalo, New York where he works to improve clinical outcomes among underserved patient populations.

"Why is it 2026 and our health system is still functioning like it's 1976? The technology is here, and now we can offer it in an accessible and affordable manner. Since becoming a father, who sometimes has sick kids, I have actively looked for a solution like this. This is truly game changing! It just makes sense."

Team

Nathalya Mamane Co-founder and CEO

20+ years in successful business creation. Visionary entrepreneur and strategist with a track record of building successful companies.

Dr. Michael Mina Co-founder and CSO

Immunologist, Epidemiologist, globally recognized, 20+ years in infectious disease technology and public health leadership.



Nikhil Gopalkrishnan Director of Assay Development & R&D:

Molecular diagnostics leader with 15+ years developing high-performance assays from concept to FDA-authorized OTC products, including COVID, Flu, RSV, and Strep tests

Stephen Kelley Device Development

Manufacturing and automation engineer with 15+ years designing scalable diagnostic hardware; deep expertise in design-for-manufacture, robotics, and lab automation supporting rapid prototyping through production-ready systems

Pitch Deck


Anywhere DX
Diagnostics For Life, Anywhere You Are.
Nathalya Mamane
nathalya@anywhere.health
Dr. Michael Mina
michael@anywhere.health

Memo

The way we diagnose everyday infections is about to change.

It already happened with pregnancy tests.

It already happened with COVID.

Now it's happening to strep—and everything after it.

And the companies that make this shift happen don't just improve healthcare...

They become category leaders.

Our Thesis

AnywhereDX is focused on high-volume, time-sensitive infections where delays matter and access is broken.

Strep testing is the perfect starting point as it meets this criteria and hasn't changed in 20 years.


Parents tolerate this
because it's the only option

Yet we know the market is ready.

- Consumers have shown (from COVID) the willingness to test at home.
- Physicians have shown buy in to trust at home results.
- Telehealth is becoming the standard.

The reality is: if we don't bring this device to market, someone else will.

The Hoops You Jump Through Now


Every parent has lived this
All of this to find out:
is it strep or not?
6 am - Fever.
Email boss.
Wait for office to open.
Call Doctor. Press 4.
Leave a message.
Wait 3 hours.
They call. No openings.
Google urgent cares.
Bundle kid.
Drive.
Sit near coughing kids.


Wait 2 more hours.
Test.
Anywhere Dx

Risks of Waiting

And if you wait too long?

Strep isn't just uncomfortable—it can lead to serious complications, including rheumatic fever and permanent heart damage.


Diana Berrent Güthe
@dianaberrent
X.com

A quick reminder for anyone who thinks Strep is "no big deal" or that it will "go away on its own" 👇

Strep Throat a big deal and untreated Strep can lead to Rheumatic Fever and irreparable damage to the heart

How do I know? My Dad died of heart failure after decades of cutting age experimental heart surgery… all due to an untreated case of Strep Throat at 14yo.

A simple round of penicillin would have changed (and extended) his life 💔

Yet often times parents are choosing between a $250 urgent care visit and making rent.


Jim Blossoms
@firstfunniest
X.com

In the world of high deductible insurance, families certainly struggle with making the call to head to the pediatrician or not when it might be strep. Two visits with sore throats that come back with negative cultures might run a family with two kids $500. Rapid tests would be 👍🏻

This is not a small problem.

It's a high-frequency, time-sensitive, emotionally charged decision happening millions of times per year.

The Shift

This system is already breaking

This system is already breaking.

And consumers have already moved on.

- COVID normalized at-home testing
- Telehealth normalized remote care
- Patients expect answers NOW

The infrastructure is ready.

The behavior has already changed.

👉 **Diagnostics just hasn't caught up yet.**

The Solution

Anywhere Dx is building the missing layer:

At-home, lab-quality diagnostics for time-sensitive infections. Starting with strep.


What this looks like
• Buy at pharmacy or online
• Run test at home
• Scan result
• Connect to telehealth
• Get a prescription
👉 Symptom → answer → treatment
in under an hour
No clinic. No waiting. No guesswork.
Anywhere Dx


1. Collect a sample (inside cheek swab)
2) Mix the swab in a solution
3) Insert the prepared sample into the device
4) Wait 15min to results

Why We win

Immediate answers with accurate results at the cost of a copay


Most testing comes
with a tradeoff... ours doesn't


Accurate
Immediate
Cost effective
Lab Tests ✅ ❌ ❌
Rapid Tests ❌ ✅ ✅
Anywhere Dx ✅ ✅ ✅
Powered by instrument-free molecular diagnostics (not antigen testing)
Anywhere Dx

Most testing forces a trade off. Ours doesn't.

We use molecular diagnostics (not antigen tests)

→ lab-level accuracy at home

We price under $25

→ accessible, repeatable use

We connect directly to care

→ not just a test, a full workflow

👉 This isn't a product. It's a behavior shift.

Why this works now

This only works now because three things changed:

1. **Consumer behavior** → people are comfortable testing at home

2. **Technology** → molecular testing without instruments is now possible

3. **Care delivery** → telehealth enables instant treatment

At the same time:

• Strep testing hasn't changed in 20+ years

• Clinics are overloaded

• Costs keep rising

👉 **This gap shouldn't exist anymore—and won't for long**

WHY YOU INVEST

Why Early Investors Win

You're not investing in a strep test.

You're investing in a platform shift in diagnostics.

Here's what makes this compelling:

1. You're early

- $5M valuation cap
- Pre-commercial
- Before regulatory + scale milestones

👉 This is the lowest entry point

A lower valuation cap means at the next priced round, you get a higher percentage of shares for the same price as someone else investing at that round.

2. This is not a one-product company

Strep is the starting point.

Same platform expands into:

- UTIs
- STIs
- GBS
- other high-frequency infections

👉 Each new test increases company value

3. This becomes repeat behavior

This isn't a one-time device.

- Families test multiple times per year
- High-frequency use
- Built-in demand

👉 That's how real revenue compounds

4. This is an acquisition-driven category

Large diagnostics companies:

- don't build from scratch
- they acquire proven platforms

👉 If Anywhere Dx works, it becomes a target

Market → Opportunity → Exit

This is a massive category:

- 60M+ strep tests annually
- billions spent each year
- repeat, high-frequency usage

And that's just the starting point.

The broader diagnostics market exceeds $60B+

👉 If Anywhere Dx captures even a small share:

- this becomes a large-scale revenue business
- which is exactly what drives acquisitions and exits

Early Proof

- Working prototype with strong early performance
- Backed by NSF + NIH
- Clear path to clinical validation and regulatory progress
- Built by a diagnostic team that ships

Why Now

Early investors receive:

- 20% discount on future equity
- $5M valuation cap

This round happens before major value inflection points:

- validation
- regulatory progress
- product scaling

👉 Waiting means investing later at a higher valuation

What this Round Achieves

- Finalize device design for manufacturability
- Lock in contract manufacturing partners
- Complete pre-clinical work and set up pivotal validation studies
- Regulatory engagement and pre-submission package preparation
- Build the “test-to-treat” workflow integrations (scan → telehealth → pharmacy)

How Your Investment Works

- You’re investing early—before commercialization and scale
- Your SAFE converts into equity in a future round
- Early investors receive better terms than later investors
- As Anywhere Dx grows into a multi-test diagnostics platform, the value of that early ownership can grow with it

The Bottom Line

Diagnostics hasn’t kept up with how people live.

That’s changing.

And the companies that fix it

will define the next generation of care.

If you believe:

• answers should be immediate

• care should be accessible

• and this shift is inevitable

👉 This is your chance to invest early.


We need your help.
We can’t do it alone.
Anywhere Dx

Skip the chaos at the clinic. Test for strep at home.

Everyone understands a pregnancy test: simple, private, fast. Once that shift happened, there was no going back.

Same thing with Covid tests. Before Covid, at-home testing was rare. Now, it’s second nature.

The shift has already happened. Now it’s coming to everyday infectious disease.

We’re starting with strep so families can get a lab-quality answer at home and connect to treatment without losing the day.

Anywhere Dx is building a palm-sized, instrument-free molecular strep test for home use:

OTC purchase → run the test → scan → virtual visit → eRx

Designed to take you from “Is it strep?” to care in under an hour, priced under $25, with COGs at $5.

Led by a team with deep experience building, scaling, and commercializing at-home diagnostics: **This is your chance to support a proven team tackling a high-frequency, deeply broken category with a scalable approach.**


Which would you choose?
Getting Clarity in Hours or Minutes
6 am - Fever.
Email boss.
Wait for office to open.
Call Doctor. Press 4.
Leave a message.
Wait 3 hours.
They call. No openings.
Google urgent cares.
Bundle kid.
Drive.
Sit near coughing kids.
Wait 2 more hours.
Test.
6 am - Fever.
Test.
Anywhere Dx

If you're a parent, you know the moment: your kid wakes up miserable, **throat on fire**, and suddenly **your entire day is hijacked**. You're forced into the same broken set of options - **call right at 8 am and hope**, sit in **urgent care purgatory**, pull your kid out of school for an **invasive swab**, and then **wait again** for an answer you needed hours earlier.

And for clinicians, it's just as frustrating. **Telemedicine has moved faster than diagnostics**, leaving providers to make decisions without data. Without reliable home testing, doctors are forced to **guess**, driving **unnecessary visits**, **delayed treatment**, and **avoidable antibiotic use**. The result is a system that **burns time, money, and trust** just to answer a simple question.

Healthcare still makes people jump through hoops for answers that should be immediate. For everyday infections like Strep, UTIs, and STIs, patients are forced into clinic visits, long waits, and high costs—just to get the information they need quickly to make decisions.

And it's not a small problem—this is a multi-billion dollar diagnostic category that touches millions of families every year, with no true at-home standard.

<u>We're fixing that.</u>

Our company is building a consumer-first molecular diagnostics platform that delivers lab-quality results in real time. Our first product is an at-home Strep test, developed to give families fast, accurate answers without a doctor office visit or lab infrastructure.

Unlike most home tests on the market today, our technology is based on molecular diagnostics, the same gold-standard approach used in clinical laboratories. This enables significantly higher sensitivity and specificity than traditional lateral-flow or antigen tests, while remaining simple enough for everyday home use.

We are post-prototype and advancing toward commercialization with strong external validation. Our work has been supported by non-dilutive funding from both the NSF and NIH, recognizing not only the technical merit of our approach but also its potential to expand access to care and reduce system-wide healthcare costs.

<u>Strep is just the beginning</u>.

Our platform is intentionally designed to scale across multiple high-need at-home, clinic, and hospital diagnostic use cases, including GBS, UTIs and STIs, using the same core technology and user experience. This creates a repeatable, extensible

same core technology and user experience. This creates a repeatable, extensible product pipeline rather than a single-test business.

We're pursuing a consumer-based first model, meeting parents and adults where they already are - anywhere - while building toward a future where high-quality diagnostics are accessible without friction, delays, or unnecessary appointments.

The diagnostics market is expanding rapidly, but most existing solutions trade accuracy for convenience. We believe consumers shouldn't have to choose. The next generation of testing will be both clinically credible and consumer-friendly, and that's the company we're building.

We're raising this round to advance regulatory progress, expand our test menu, and bring a truly scalable diagnostic platform to market. We invite investors to join us early as we bring molecular diagnostics out of the lab and into everyday life.


Current testing process fail both patients and physicians
Requires a trip to doctor
Expensive ($300+ per visit)
Delayed care due to provider shortages
ER/Urgent care overuse
Invasive throat swab
Uncomfortable for patients (especially children)
Barrier to timely testing
Unreliable results and delays
False negatives lead to misdiagnosis
Waiting for lab results delays treatment
The result? Patient revert to obtaining unregulated, unapproved and unreliable tests with high rate of false negatives

Strep Testing Made Simple

Everybody can relate to a pregnancy test: simple, private, fast. **We're building the equivalent model for strep throat,** so you can get a lab-quality answer at home with a workflow that fits real life.

We're giving families and clinicians the missing layer that makes modern care actually work.


Changing the status quo with lab-quality molecular testing with No lab or instruments required
Point-of-care molecular based technology requires in-person visits
CAP X < $5,000 - $40,000+
Molecular testing by Anywhere DX
98% Sensitivity
99% Specificity
COGS < $5
Instrument-free, single-use, and fully disposable, with no delays
Easy to use, built for at-home and POC settings

Four Steps. One Straight Line to Treatment.

1. **Pick up the test** (OTC—pharmacy/retail).
2. **Swab inside the mouth** to collect saliva (simple and kid-friendly).
3. **Run the test** and read a **visual result** (positive/negative).
4. **Immediate access to care for treatment**: upload in-app for confirmation, **prescription sent** to your pharmacy or home.

This is what "test-to-treat" is supposed to feel like:

A straight line from symptom → answer → treatment.


Anywhere Dx is empowering you to have control of your health
Not just a test - Unlocking seamless entry into any diagnostic pathways.
1 Test purchased over-the-counter (OTC)
Scan test for confirmation
Upload to the mobile app for secure transmission to the doctor



2
Virtual visit, diagnosis determined
3
Prescription sent to pharmacy
4
Patient picks up Rx or has it delivered
Time to diagnosis: < 1 hr.
Out of pocket: <$25
Full Integration with telehealth systems
Connect to a Physician Virtually
Get a prescription and personalized care and advice

The Three Advantages That Compound

1) Molecular accuracy—without instruments

We use lyophilized isothermal amplification with a visual, lateral-flow style readout—so there's no lab in a single-use, fully disposable solution.

2) Price that can actually scale

Ultra-low COGS (target < $5) enables a consumer price < **$25 with treatment included** — a product families will actually buy again and again.

3) A noninvasive workflow people will actually use

We're delivering the full experience: **simple, family-friendly sample collection and analysis,** plus a connected path to treatment.

OTC purchase → run the test → scan → eRx.

That end-to-end flow is what drives repeat behavior, builds defensible distribution, and turns a single test into a platform.

Momentum You Can Measure

Here's what's already in place today:

- **A working prototype** with credible early performance anchors (bench LoD and prototype performance framing).
- **Non-dilutive validation:** NSF/NIH support helped create momentum and fund progress toward a working prototype.
- **Near-final device design + manufacturing planning** baked into the staged roadmap (contract manufacturer identification + pivotal studies sequencing).



Rapid and Sensitive Detection of Strep A via Lyophilized Isothermal Amplification: As Few as 20 Copies in Under 10 Minutes
Average detection time
Reaction products are applied to a lateral flow strip to read out results
Optimized isothermal nucleic acid amplification of Strep Py. genome fragment showing detection of down to 20 copies per reaction in under 10 minutes using lyophilized reagents. Data taken on a commercial fluorometer.
AnywhereDX



Phase I-II - Strep A Test Roadmap for 2028 Commercial Launch
R&D on device platform
Pre-clinical trials
FDA Pre Sub
Complete Development for Strep A solution
Prepare and submit the package to the FDA for approval
Q2 2028 Launch
Q1
Q2
Q3
Q4
Q1
Q2
Q3
Q4
Engage with Stakeholders
R&D on device platform
Finalize device development
Identify contract manufacturers
Execute pivotal clinical trials
Execute go to market strategy
2026
2027

A Clear Path to Market

We're executing a **milestone-gated** regulatory strategy that builds trust and revenue step by step. This phased approach is informed by the team's firsthand experience taking diagnostics through validation, regulatory review, and commercialization pressure-tested in real markets, creating billions in revenue.

We're Building a Category - Not a Single Test

We're not betting the company on one channel.

Engine 1: Branded Anywhere Dx

Sell directly under Anywhere Dx online and in stores, plus B2B2C into telehealth/pharmacies for a complete test-to-treat workflow.

Engine 2: White-label partnerships

Partner with established brands and distribution to accelerate penetration and revenue—common in point-of-care diagnostics.



Two paths - expanding access through flexibility.
Two engines for growth - Offering optionality for high returns with opportunity to market to patients and physician's offices
B2B / Clinician Use
Build credibility, generate early revenue, and validate performance.
Branded Anywhere Dx
Sold to physician offices, urgent care clinics, and telehealth networks
Leverage existing distribution channels: McKesson, Cardinal, Henry Schein
Strengthens brand and data visibility.
Creates real-time feedback loops for continuous improvement.
White Label Partnerships
Relabel for Roche, Quidel, Orasure, McKesson, Cardinal, Telehealth
Common in POC Diagnostics
Faster scale through established brands w/ distribution channels
Accelerates market penetration, revenue and growth
B2B2C – B2C/ Consumer Market
Expand access beyond clinical settings and build direct consumer relationships.
Branded Anywhere Dx
Sold directly under the Anywhere Dx name online and in stores.
B2B2C to Digital Health Companies, emerging Telehealth, Pharmacies
Builds long-term consumer trust and brand ownership.
Test-to-Treat integration for at-home treatment workflows.
White Label Partnerships
Partnered sales through retail or pharmacy brands (Walgreens, CVS).
Rebranded by consumer health companies like Hims, Rho, Teledoc
Fast, large-scale rollout in established consumer channels.
Expands reach with minimal added infrastructure.
Start with trusted clinicians. Scale through partners. Empower consumers.

Start with Strep. Expand to a Platform.

Strep A is the beachhead: high volume, time-sensitive, painful workflow. But the real story is the platform expansion across **GBS, UTIs, STIs, HPV...**, unlocking **$64B** in diagnostics opportunity.



Unlocking a $64B Market Prime for Disruption
We're delivering the accessible, consumer-first alternative to PCR.
Self-performing at-home tests
TAM
$10B
Strep A • STI
UTI • HIV • Flu
RSV • Adenovirus
POC testing
TAM
$49B
Group B Strep
STI • Hep-C
Hep-B
Emerging market
TAM
$4B
Malaria • Zika • Ebola
West Nile • Measles
Mump • Tuberculosis
The market is ready and Anywhere Dx is here to deliver.

Built by People Who Deliver

We built Anywhere Dx with a simple standard: **this has to be real science, built into a real product, by people who know how to do both.**

- **Nathalya Mamane (MBA), CEO & Co-Founder:** Founder and operator with 20+ years building and scaling companies; former RT MicroDx founder and award-winning entrepreneur focused on making high-quality diagnostics affordable, accessible, and commercially viable at scale
- **Dr. Michael Mina (MD, PhD), CSO & Co-Founder:** Globally recognised diagnostics founder and operator with deep experience translating science into commercial products. Letmultiple device and health companies, generating billions in revenue, led the US government test-to-treat program during the

pandemic; MIT Sloan senior lecturer and former professor, Harvard/BWH/Broad Institute, and advisor across clinical, regulatory, and go-to-market strategy.

- **Dr. Nikhil Gopalkrishnan (PhD), Director of Assay Development & R&D:** Molecular diagnostics leader with 15+ years developing high-performance assays from concept to FDA-authorized OTC products, including respiratory and infectious disease tests spanning COVID, Flu, RSV, and Strep
- **Stephen Kelley, Device Development:** Manufacturing and automation engineer with 15+ years designing scalable diagnostic hardware; deep expertise in design-for-manufacture, robotics, and lab automation supporting rapid prototyping through production-ready systems



Why Invest Now

We launched Anywhere Dx out of our own pocket, and we've earned early trust from agencies like NSF and NIH. Now we're opening this up so you can join us and help turn a working prototype into a product that can scale into the real world and into YOUR hands.

Use-of-funds

- Finalize device design for manufacturability
- Lock in contract manufacturing partners
- Complete pre-clinical work and set up pivotal validation studies
- Regulatory engagement and pre-submission package preparation
- Build the "test-to-treat" workflow integrations (scan → telehealth → pharmacy)
- Investors in this round receive a SAFE convertible note at a 20% discount

Build the Future of At-Home Diagnostics

If you believe diagnostics should finally catch up to the digital age, this is your chance to help build it.

- **Invest** (choose your level)
- **Share** with a parent, clinician, or operator who "gets" why this matters
- **Follow** our milestones (we'll post progress updates)

Downloads

- Strep How it works.pdf